EXHIBIT 12.1

DiamondRock Hospitality Company
Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratio amounts)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income (Loss) from Continuing Operations Before Income Taxes	$85,630	$169,013	$22,715	$(24,868)	$(6,917)
Fixed Charges	56,096	62,715	62,850	61,292	61,151
Amortization of Capitalized Interest	55	70	70	70	111
Capitalized Interest	—	(914)	(1,516)	(1,164)	(1,527)
Earnings	$141,781	$230,884	$84,119	$35,330	$52,818

Fixed Charges:
Interest Expense and Amortization of Deferred Financing Costs	$52,684	$58,278	$57,279	$56,068	$55,507
Portion of Rent Related to Interest	3,412	3,523	4,055	4,060	4,117
Capitalized Interest	—	914	1,516	1,164	1,527
Fixed Charges	56,096	62,715	62,850	61,292	61,151
Preferred Stock Dividends	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$56,096	$62,715	$62,850	$61,292	$61,151
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.53	3.68	1.34
Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$—	$—	$—	$(25,962)	$(8,333)